Mail Stop 3561

November 30, 2009

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

      **Re:    Sino Gas International Holdings, Inc.**
              **Amendment No. 9 to Registration Statement on Form S-1**
              **Filed November 20, 2009**
              **File No. 333-147998**

Dear Mr. Liu:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note your response to comment 1 in our letter dated November 18, 2009**.** We continue, however, to note references in your prospectus to information not as of a current date. For example, in your risk factor section on page 12 you refer to April 7, 2009 and in your principal stockholders disclosure on page 63 you again refer to the information as of April 7, 2009 multiple times. As previously stated, these are examples only so please review your entire prospectus and provide appropriate revisions.

Yuchuan Liu
Sino Gas International Holdings, Inc.
November 30, 2009
Page 2

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Normandin, Esq.
    Pryor Cashman LLP